
YUP! We pay you to watch on Galxy
You’re not just a user, you’re our partner.
WE WANT TO PAY YOU.
galxy

PITCH VIDEO   INVESTOR PANEL

INVEST IN **INVINCIBLE ENTERTAINMENT CORP.**

The 1st streaming service to pay users to watch TV.

invincibleent.com   Bridgeport, PA   Entertainment   Media

Highlights

1. We're fundraising for Galxy, the first streaming service that pays viewers to watch & promote shows
2. We're taking "Free" to the next level by profit sharing with viewers, giving them cash.
3. We're capturing a slice of the $75B streaming market with a viewer-first, loyalty-driven model.
4. Our approach delivers 12x more activations, reducing ad costs and boosting advertiser returns.
5. Our Galxy platform is live, tested, and ready to scale for growth.
6. Our own curated library has indie gems and icons like Sonic, Stan Lee, and Samuel L. Jackson.
7. We've built a sustainable business with diverse revenue streams in broadcast and production.
8. We've built our own tech, saving costs and maximizing long-term value.

Featured Investor

Dirk Newsome
Syndicate Lead

Follow

Invested $5,000

"I'm investing in this streaming TV service because I believe in the power of innovative, high-quality content to shape the future of entertainment. With audiences shifting away from traditional cable and demanding more personalized, on-demand experiences, this platform is positioned to meet that demand in a unique way. Beyond just streaming, it's about creating a dynamic, engaging ecosystem that offers fresh, compelling content while also providing strong revenue opportunities. As a lead investor, I see the potential for this service to not only disrupt the industry but to set a new standard for how audiences connect with the stories they love. The team behind this venture has a clear vision, a strong strategy, and the ability to execute, making this an exciting opportunity to be part of something truly groundbreaking."

Our Team



Thomas Ashley Chief Executive Officer

Media and Technology executive and entrepreneur with over 20 years' experience in the motion picture distribution and technology industries. "Invincible is not the things that can't be broken, but the spirit from which we build them."

We predict streaming will be the main method of content consumption in the future. However, business models have not evolved for viewers, requiring payment or time watching ads. Technology has enabled us to create more value. Through our Galxy platform, we aim to build an entirely new kind of relationship between our viewers, advertisers and film producers.



Winston Wu Chief Operating Officer

Former Director of M&A and Corporate Finance at UBS Investment Bank. MBA, the Wharton School of Business, University of Pennsylvania (WG'22).



Bob Lowery Board Member/Acquisitions & Originals

20 years' experience in the development of feature film, episodic television, advertising and network promotion sectors. Launched and ran several media companies, including BigSmack TV and Powerhouse FX.

A streaming movie and TV service that pays fans to watch and promote.


galxy TV
WE WANT
TO PAY
YOU.
Next generation thinking for
next generation television.
VIZIO
LG
SAMSUNG
Roku


Dear Netflix,
We are BIG fans, but streaming is getting expensive. To help our fans during these tough times we would like to help them pay for their subscription.
Love, galxy

The dominant business models in traditional media have gone relatively unchallenged. Fans either have to Subscribe to some kind of service, Rent or Purchase what they want to see or agree to be bombarded with Ads. With all the incredible advancements made in streaming media technology and the promise of AI to know exactly what we want to see next, it seems that that we have been forgetting one of our greatest assets... The power of Fans.


The price is not right Bob.
Half of all viewers are generally unhappy with their streaming services.
Disruptive Ad experience
72% of Fans say subscriptions are too expensive
Great Indie content is buried
Source: Advanced Television, Forbes and Lending Tree Surveys.

Fans feel disconnected from the service itself. Bouncing between streaming apps is the new "Channel Surfing". Fans just watching the shows that appeal to them and leaving when they are done is a very common behavior. Viewers have very little incentive or reason to stay and explore other programs, feeling burnt out by the endless scroll.


Galxy profit shares with fans.
Galxy pays viewers to watch and engage by promoting movies and shows
$ 5,849

Galxy creates a new kind of relationship with our Fans, they aren't just a number to us, they are our partners. We know that ultimately its the Fan that will drive the success of the platform and our content. Galxy is a complete ecosystem, where fans can directly engage with content and be paid for helping us to promote on their social media, leaving reviews and sharing with friends.


Breaking through the clutter.
Galxy is the 1st and only streaming platform to pay Fans to watch and promote.
Discover New Content
Fans Make money
Community

Let's face it - the streaming market is not only saturated, it is dominated by major players. As an independent player looking to break through the clutter, we needed a lot more than just great content. We needed to create an entirely new category of streaming. A new Galxy if you will, where the Fans are the guardians.


How do viewers get paid?
?

In order to participate in the Profit Share program users just need to register for a free account, subscriptions or any kind of paid transaction is not required.


Real money
in their account
every day
15% of our net revenue1
is shared with our users.
$ 5,849
Note: 1. After streaming costs

Every 24 hours, we calculate all our revenues from ads, subscriptions and video on demand. We subtract our streaming costs, and share 15% of our net revenues with our viewers based on their share of streaming minutes during that period. The more you watch, the more you earn. The Profit Share is automatically deposited into your PayPal account every month.


A platform built for fans.

Fans are the engine that drives the media economy. Content may be king, but you don't rule much without Fans. Fans Build Franchises, Fans Buy Merch and Fans build brands. Fans, are an untapped resource in streaming and we plan to give each one their own rocket ship to explore Galxy.


Fans drive growth
Fans are paid to watch titles we want to promote
A Rough Draft
Get paid to watch
$5.00
Remaining views
249

Instead of us trying to convince you that our new show is great, our Fans will. Instead of paying Facebook, Instagram, X or SnapChat to promote our content, we are going to pay our Fans to do it for us, on those very platforms.


Fans earn bonus dollars for spreading the love
rice gorton
Yup, you just earned $5.00
Share and earn more...
Share to Facebook
$1.00
Share to Twitter
$.50
Rate and Review
$1.00
Send to a friend
$.50
THIS MOTION PICTURE IS PROTECTED UNDER LAWS
OF THE UNITED STATES AND OTHER COUNTRIES.
UNAUTHORIZED DUPLICATION, DISTRIBUTION OR

In our pre-market testing, paying Fans to promote our programming on their Social media yielded twelve times the amount of new sign-ups than spending the same amount of money on the social media platform directly.


Next generation Ads
We don't watch like this. Why advertise like this.
BUY NOW!

Our innovation did not stop at our profit sharing programs. We also looked hard at how we could improve both the viewing experience for our audiences and the value proposition for our advertisers.


Ad free sponsored content
Premium ad free user experience and direct brand engagement.
Stay tuned after the show to claim your reward!
Watch ad free
2,491

One of our solutions is Ad Free sponsored content. Brands have the ability to sponsor a free streaming experience for our Fans and similar to how we pay them to watch and promote a program, reward them after the show.


Immediate activation after show
Direct, measurable results.
rice gorton
You just earned a free cup of coffee at Starbucks!
Scan to redeem offer.
THIS MOTION PICTURE IS PROTECTED UNDER LAWS
OF THE UNITED STATES AND OTHER COUNTRIES.
UNAUTHORIZED DUPLICATION, DISTRIBUTION OR

Not only do audiences get a great ad free viewing experience but scanning the QR code creates even more value, with access to great rewards from our Brand Partners. Brands receive direct measurable results on their campaign as well as valuable data on performance and re-targeting opportunities.


Slopes
Ad innovation
Galxy partnered with gumgum to deliver overlay ads creating an uninterrupted viewing experience and increased impressions.
Ad unit
THE BEST STORIES?
UNTOLD.
galxy
gumgum


A Galxy of Content
Paramount
A VIACOM COMPANY
UNIVERSAL
LIONSGATE
SONY
PICTURES
RED CHRISTMAS
AB NEGATIVE
BLOOD ORANGE
THE CORPSE OF ANNA FRITZ
HELL ON HIGH SEAS
THE COSMIC HOAX


No high production costs or license fees.
Galxy has multiple license deals in place giving it access to over 100K titles, including the major studios1...
Note: 1. Not all available titles will be published to the platform

Galxy has enough content licensing deal in place to give our Fans access to the all the content they love.


tubi
$440M – Sale to Fox in 2020
pluto tv
$340M – Sale to Viacom in 2019
An investment of $1,000 in 2002 is worth over $900,000 today.

Independent streaming start-ups have a history of having some big exits and yes, even Netflix started as an independent streamer. In 2023, Fox received multiple unsolicited offers to buy Tubi for over $2 Billion a company they bought in 2020 for $440 Million. Galxy's future looks bright.


Cutting a slice of the Horror market
Nearly 40% of all streamers are horror fans. With thousands of horror and thriller titles in our catalog this very loyal group of fans will LOVE Galxy.
FANSITES
INFLUENCERS
PODCASTS
HORROR AUDIENCE
69,000,000
24,000,000
1,500,000

Horror fans represent a large part of the Galxy go to market strategy. Between Fansites, Influencers, Horror Cons and Podcasts, we have access to 93 Million loyal horror fans. Galxy has an extensive catalog of horror and thriller titles that fans will love and getting paid to watch their favorite titles will be something they love even more. Capturing just 1% of the market adds nearly 1 Million streaming horror Fans to Galxy.


Going to market with an army of
93 Million Horror Fans
Horror and thriller fans have higher engagement and retention rates than other genres
Horror fans are loyal spenders: Repeatedly watch, discuss, and revisit content


20 Million active users on VIZIO
Galxy's marketing contract with Vizio puts it in pole position to reach 20 million daily active users.
galxy
VIZIO
Galxy will reach 20 Million daily active users on Vizio TV's
WATCH NOW
TRENDING NOW
TED LASSO
INVASION
max
hulu

As part of Galxy's contract with Vizio to carry our app. 20 million daily active users on Vizio will know we want to pay them to watch TV.


A growing $75B market
US Streaming Market Forecast (US$B)
Growth: 7.5% (CAGR)
64
75
6
32
26
6
36
33
2024
2027
Rent / Buy
Subscriptions
Ad supported
Source: Global Media and Entertainment Outlook 2023-2027, PwC


We target 175M hours watched by 2027
175
872
58
378
22
221
2025E
2026E
2027E
Total View Time (m hrs)
Monthly Active Users ('000)
Source: Invincible forecasts
Key Total View Time (TVT) Drivers:
Monthly Viewers Acquired
Churn rate
Daily Platform Usage

Future projections are not guaranteed.


$86 Million spent on Watch and Earn equals $1.3B in Paid Media annually.
$86M
X
12
=
$1B
Watch & Earn (W&E)
Increase in new users with W&E over PM
Paid Media (PM) Equivalent
Source: 1. Based on a 1% market share of Subscription and Ad-supported market size (Global Media and Entertainment Outlook 2023-2027, PwC) 2. Based on our own cost and 15% rev share

Future projections are not guaranteed.


We are special and not just because our mom says so...
1
1st to market with a desirable and different product.
2
Existing content library and license deals. No expensive content deals.
3
Lower investment risk with an existing cashflow positive business.

While the Galxy platform has the potential for explosive growth, all of Invincible's business lines have seen increased revenues and performance driven by our core distribution and broadcast television businesses. The company as a whole is cashflow positive providing stable, reliable recurring revenues to support the overall organization and the growth of Galxy.

Invincible's leadership team has over 30 years of experience in the media and entertainment space, and close to 20 years of financial experience. We aren't just great operators we have the creative vision to bring Galxy to the fans and create a streaming experience unlike anything that has ever been done before.

Over the next few months our 1st priority is to make sure every fan knows that they they have a place in our Galxy that their voice can inspire and celebrate creators with a vision beyond the ordinary. That they are our partners in this journey, as are you, our investors. While your dollars are powerful, so is your voice, so we also humbly ask that whether you invest with us or not, share what we have created here and lets build a truly epic story together.


INVINCIBLE
PACK YOUR BAGS
WE ARE TAKING YOU ON
AN ADVENTURE
galxy TV
BUSINESS ROCKSTARS
Screendreams
DUNGEON
SLOPES
WATCH IT.KID!
WATCH IT SCREAM!

Join Invincible in rewriting the future of TV

Invincible's Galxy TV service is a game changer that we expect will forever change the streaming landscape for the better.